SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)
                              (Amendment No. 2)(1)

                        NORTH ATLANTIC ACQUISITION CORP.
--------------------------------------------------------------------------------
                                (Name of issuer)

                              CLASS A COMMON STOCK
                              CLASS B COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                       657289-10-4 (Class A Common Stock)
                       657289-20-3 (Class B Common Stock)
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                January 28, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)
--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------------               -----------------------------
CUSIP No. 657289-10-4 (Class A           13D          Page 2 of 10 Pages
          Common Stock)
          657289-20-3 (Class B
          Common Stock)
------------------------------------               -----------------------------

--------------------------------------------------------------------------------
     1          NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                            THE MARILYN AND BARRY RUBENSTEIN FAMILY FOUNDATION
--------------------------------------------------------------------------------
     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                       OO
--------------------------------------------------------------------------------
     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                       NEW YORK
--------------------------------------------------------------------------------
 NUMBER OF          7         SOLE VOTING POWER
   SHARES
BENEFICIALLY                       10,000 (Class A Common Stock)
OWNED BY EACH   ----------------------------------------------------------------
 REPORTING
PERSON WITH
                    8         SHARED VOTING POWER

                                   -0-
                ----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER

                                   10,000 (Class A Common Stock)
                ----------------------------------------------------------------
                   10         SHARED DISPOSITIVE POWER

                                   -0-
                ----------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       10,000 (Class A Common Stock)
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       1.1% (Class A Common Stock)
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                         OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------------               -----------------------------
CUSIP No. 657289-10-4 (Class A           13D          Page 3 of 10 Pages
          Common Stock)
          657289-20-3 (Class B
          Common Stock)
------------------------------------               -----------------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                              BARRY RUBENSTEIN
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                       OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
  NUMBER OF         7         SOLE VOTING POWER(1}
    SHARES
 BENEFICIALLY                      50,000 (Class A Common Stock)
OWNED BY EACH                      22,000 (Class B Common Stock)
  REPORTING     ----------------------------------------------------------------
 PERSON WITH
                    8         SHARED VOTING POWER

                                   10,000(2) (Class A Common Stock)
               -----------------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER(1)

                                   50,000 (Class A Common Stock)
                                   22,000 (Class B Common Stock)
               -----------------------------------------------------------------

                   10         SHARED DISPOSITIVE POWER

                                   10,000(2) (Class A Common Stock)
               -----------------------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       60,000(2) (Class A Common Stock)
                       22,000 (Class B Common Stock)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        6.6% (Class A Common Stock)
                       14.7% (Class B Common Stock)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                         IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
  (1)    These securities are held by the Barry Rubenstein Rollover IRA.
  (2) Includes 10,000 shares of Class A Common Stock held by The Marilyn and Barry Rubenstein Family Foundation. Mr. Rubenstein disclaims beneficial ownership of these securities.

------------------------------------               -----------------------------
CUSIP No. 657289-10-4 (Class A           13D          Page 4 of 10 Pages
          Common Stock)
          657289-20-3 (Class B
          Common Stock)
------------------------------------               -----------------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                             MARILYN RUBENSTEIN
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                       OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
  NUMBER OF        7         SOLE VOTING POWER
    SHARES
 BENEFICIALLY                      0
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING
 PERSON WITH
                   8         SHARED VOTING POWER

                                   10,000(1) (Class A Common Stock)
               -----------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                                   0
               -----------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

                                   10,000(1) (Class A Common Stock)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       10,000(1) (Class A Common Stock)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       1.1% (Class A Common Stock)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
    (1) Consists of 10,000 shares of Class A Common Stock held by The Marilyn and Barry Rubenstein Family Foundation. Mrs. Rubenstein disclaims beneficial ownership of these securities.

------------------------------------               -----------------------------
CUSIP No. 657289-10-4 (Class A           13D          Page 5 of 10 Pages
          Common Stock)
          657289-20-3 (Class B
          Common Stock)
------------------------------------               -----------------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                             BRIAN RUBENSTEIN
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                       OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                      0
OWNED BY EACH  -----------------------------------------------------------------
  REPORTING
 PERSON WITH
                   8         SHARED VOTING POWER

                                   10,000(1) (Class A Common Stock)
               -----------------------------------------------------------------
                   9         SOLE DISPOSITIVE POWER

                                   0
               -----------------------------------------------------------------
                  10         SHARED DISPOSITIVE POWER

                                   10,000(1) (Class A Common Stock)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         10,000(1) (Class A Common Stock)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       1.1% (Class A Common Stock)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
   (1) Consists of 10,000 shares of Class A Common Stock held by The Marilyn and Barry Rubenstein Family Foundation. Mr. Rubenstein disclaims beneficial ownership of these securities.

------------------------------------               -----------------------------
CUSIP No. 657289-10-4 (Class A           13D          Page 6 of 10 Pages
          Common Stock)
          657289-20-3 (Class B
          Common Stock)
------------------------------------               -----------------------------

================================================================================
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                            REBECCA RUBENSTEIN
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3         SEC USE ONLY

--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS*
                       OO
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OR ORGANIZATION

                       USA
--------------------------------------------------------------------------------
  NUMBER OF         7     SOLE VOTING POWER
    SHARES
 BENEFICIALLY                      0
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                    8     SHARED VOTING POWER

                                   10,000(1) (Class A Common Stock)
               -----------------------------------------------------------------
                    9     SOLE DISPOSITIVE POWER

                                   0
               -----------------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                                   10,000(1) (Class A Common Stock)
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       10,000(1) (Class A Common Stock)
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       1.1% (Class A Common Stock)
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
--------
  (1) Consists of 10,000 shares of Class A Common Stock held by The Marilyn and Barry Rubenstein Family Foundation. Ms. Rubenstein disclaims beneficial ownership of these securities.

------------------------------------               -----------------------------
CUSIP No. 657289-10-4 (Class A           13D          Page 7 of 10 Pages
          Common Stock)
          657289-20-3 (Class B
          Common Stock)
------------------------------------               -----------------------------


         The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the "Schedule 13D"). Except as specifically amended by this Amendment No. 2, the Schedule 13D remains in full force and effect.

                  Item 5(a) and (b) are hereby amended to read in their entirety as follows:

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) The following table set forth the aggregate number and percentage (based on 906,000 shares of Class A Common Stock outstanding as of December 31, 1998 as reported by the Issuer in its Form 10QSB for the period ended November 30, 1998 (the "Form 10QSB")) of Class A Common Stock beneficially owned by each of the Reporting Persons and Class B Common Stock beneficially owned by Barry Rubenstein (based upon 150,000 shares of Class B Common Stock outstanding as reported in the Form 10QSB).

                                       SHARES            PERCENTAGE
NAME                              BENEFICIALLY OWNED      OF SHARES
----                              ------------------      ---------
CLASS A COMMON STOCK
--------------------
Foundation                             10,000               1.1%
Barry Rubenstein(1)                    60,000               6.6%
Marilyn Rubenstein(2)                  10,000               1.1%
Brian Rubenstein(2)                    10,000               1.1%
Rebecca Rubenstein(2)                  10,000               1.1%

CLASS B COMMON STOCK
Barry Rubenstein(3)                    22,000              14.7%


(1) Consists of (i) 10,000 shares of Class A Common Stock held by the Foundation, of which Mr. Rubenstein disclaims beneficial ownership, and
         (ii) 50,000 shares of Class A Common Stock held by the Barry Rubenstein Rollover IRA.

(2)      Consists  of  10,000  shares  of  Class  A  Common  Stock  held  by the
         Foundation,   of  which  the  Reporting  Person  disclaims   beneficial
         ownership.

(3) Consists of 22,000 shares of Class B Common Stock held by the Barry Rubenstein Rollover IRA.

------------------------------------               -----------------------------
CUSIP No. 657289-10-4 (Class A           13D          Page 8 of 10 Pages
          Common Stock)
          657289-20-3 (Class B
          Common Stock)
------------------------------------               -----------------------------


                  (b) Barry Rubenstein has the sole power to vote and dispose of the 50,000 shares of Class A Common Stock and 22,000 shares of Class B Common Stock held by the Barry Rubenstein Rollover IRA, representing approximately 5.5% and 14.7% of the outstanding shares of Class A Common Stock and Class B Common Stock, respectively, and as a trustee of the Foundation may be deemed to have shared power to vote and dispose of 10,000 shares of Class A Common Stock held by the Foundation, representing approximately 1.1% of the outstanding shares of Class A Common Stock.

                  Each of Marilyn Rubenstein, Brian Rubenstein and Rebecca Rubenstein, as a trustee of the Foundation, may be deemed to have shared power to vote and dispose of the 10,000 shares of Class A Common Stock held by the Foundation, representing approximately 1.1% of the outstanding shares of Class A Common Stock.

                  The Foundation has the sole power to vote and dispose of 10,000 shares of Class A Common Stock, representing approximately 1.1% of the outstanding shares of Class A Common Stock.

                  Item 5(c) is amended to add the following:

                  (c) The following table sets forth a description of all transactions in shares of Class A Common Stock or Class B Common Stock of the Issuer by the Reporting Persons effected in the last sixty days.

                                        Number of
                                Sale      Shares      Sale
            Name                Date       Sold       Price
            ----                ----       ----       -----

CLASS A COMMON STOCK

Foundation                    1/28/99    30,000       11.125


                  The shares of Class A Common Stock set forth in the table above were sold in an open market sale of 30,000 Units, each Unit consisting of one share of Series A Common Stock and one Warrant.

                  Item 6 is amended to add the following:

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of the Issuer.
                  ------------------------------------------------------

                  On August 18, 1998, the Issuer announced that it had signed a definitive agreement to merge with Moto Guzzi Corp.

------------------------------------               -----------------------------
CUSIP No. 657289-10-4 (Class A           13D          Page 9 of 10 Pages
          Common Stock)
          657289-20-3 (Class B
          Common Stock)
------------------------------------               -----------------------------


("MGC"), which agreement was amended on December 3, 1998. The Issuer has filed a Registration Statement on Form S-4 (File No. 333-65267) in respect of such merger (the "Merger"). Barry Rubenstein and certain affiliated entities are stockholders of MGC. If the Merger of MGC and the Issuer is consummated, Barry Rubenstein and such affiliated entities will receive shares of Class A Common Stock and nominal warrants to purchase shares of Class A Common Stock. This Amendment No. 2 does not include any securities that may be received by the Reporting Persons upon consummation of the Merger. If the Merger is consummated, the Reporting Persons will further amend the Schedule 13D, as appropriate.

------------------------------------               -----------------------------
CUSIP No. 657289-10-4 (Class A           13D          Page 10 of 10 Pages
          Common Stock)
          657289-20-3 (Class B
          Common Stock)
------------------------------------               -----------------------------

                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 4, 1999               THE MARILYN AND BARRY RUBENSTEIN
                                       FOUNDATION



                                       By:/S/ BARRY RUBENSTEIN
                                          -------------------------------------
                                              Barry Rubenstein, a Trustee


                                          /S/ BARRY RUBENSTEIN
                                          --------------------------------------
                                              Barry Rubenstein


                                                 *
                                          --------------------------------------
                                              Marilyn Rubenstein


                                                *
                                          --------------------------------------
                                              Brian Rubenstein


                                               *
                                          --------------------------------------
                                             Rebecca Rubenstein



By: */S/ BARRY RUBENSTEIN
    ----------------------------------
    Barry Rubenstein, Attorney-in-Fact